UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. __)* AMERICAN OUTDOOR BRANDS, INC.
(Name of Issuer) Common Stock, par value $0.001
(Title of Class of Securities) 02875D109
(CUSIP Number) Bijel Doshi 5485 Kietzke Lane Reno, NV 89511 (775) 548-1730 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) September 9, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02875D109
1.	Names of Reporting Persons	Hallador Investment Advisors, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)	AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	1,008,996
	8. Shared Voting Power	0
	9. Sole Dispositive Power	1,008,996
	10. Shared Dispositive Power	0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	1,008,996
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11)	7.5%(1)
14.	Type of Reporting Person (See Instructions)	CO

(1) Based on 13,456,529 shares of common stock issued and outstanding as of September 1, 2022, as reported in the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on September 8, 2022.

CUSIP No. 02875D109
1.	Names of Reporting Persons	Hallador Alternative Assets Fund LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)	WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	0
	8. Shared Voting Power	545,737
	9. Sole Dispositive Power	0
	10. Shared Dispositive Power	545,737
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	545,737
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11)	4.1%(1)
14.	Type of Reporting Person (See Instructions)	OO

(1) Based on 13,456,529 shares of common stock issued and outstanding as of September 1, 2022, as reported in the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on September 8, 2022.

CUSIP No. 02875D109
1.	Names of Reporting Persons	The Moka Fund LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)	WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	0
	8. Shared Voting Power	463,259
	9. Sole Dispositive Power	0
	10. Shared Dispositive Power	463,259
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	463,259
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11)	3.4%(1)
14.	Type of Reporting Person (See Instructions)	PN

(1) Based on 13,456,529 shares of common stock issued and outstanding as of September 1, 2022, as reported in the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on September 8, 2022.

CUSIP No. 02875D109
1.	Names of Reporting Persons	David C. Hardie
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)	PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	11,900
	8. Shared Voting Power	1,008,996
	9. Sole Dispositive Power	11,900
	10. Shared Dispositive Power	1,008,996
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	1,020,896
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11)	7.6%(1)
14.	Type of Reporting Person (See Instructions)	IN

(1) Based on 13,456,529 shares of common stock issued and outstanding as of September 1, 2022, as reported in the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on September 8, 2022.

CUSIP No. 02875D109
1.	Names of Reporting Persons	Kevin Leary
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)	PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	4,372
	8. Shared Voting Power	1,008,996
	9. Sole Dispositive Power	4,372
	10. Shared Dispositive Power	1,008,996
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	1,013,368
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11)	7.5%(1)
14.	Type of Reporting Person (See Instructions)	IN

(1) Based on 13,456,529 shares of common stock issued and outstanding as of September 1, 2022, as reported in the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on September 8, 2022.

CUSIP No. 02875D109
1.	Names of Reporting Persons	Bijel Doshi
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)	PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	9,509
	8. Shared Voting Power	1,008,996
	9. Sole Dispositive Power	9,509
	10. Shared Dispositive Power	1,008,996
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	1,018,515
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11)	7.6%(1)
14.	Type of Reporting Person (See Instructions)	IN

(1) Based on 13,456,529 shares of common stock issued and outstanding as of September 1, 2022, as reported in the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on September 8, 2022.

Item 1.	Security and Issuer.

This statement relates to shares of Common Stock, $0.001 par value (the “Shares”) of American Outdoor Brands, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive office is 1800 North Route Z, Suite A, Columbia, MO 65202.

Item 2.	Identity and Background.

a.	Name of Person Filing:

(i)	Hallador Investment Advisors, Inc., a corporation organized under the laws of the state of Delaware (“HIA”). HIA is the investment advisor to HAAF and Moka (each as defined below) and as such, has voting and dispositive power with respect to the investments of HAAF and Moka.

(ii)	Hallador Alternative Assets Fund LLC, a limited liability company organized under the laws of the state of Delaware (“HAAF”). HAAF is a private equity investment fund directed or controlled by its managing members, Hallador Management, LLC and David C. Hardie.

(iii)

The Moka Fund LP, a limited partnership organized under the laws of the state of Delaware (“Moka”), is directed or controlled by its general partner, HIA. Moka pursues a value-oriented investment strategy, principally focused on domestic public equities.

(iv)	David C. Hardie is a United States citizen. He is the Chairman and a Managing Director of HIA and a Managing Member of HAAF.

(v)	Kevin Leary is a United States citizen. He is the Chief Executive Officer and a Managing Director of HIA.

(vi)	Bijel Doshi is a United States citizen. He is the Portfolio Manager and a Managing Director of HIA.

b.	Residence or Business Address:

(i)	The address of HIA is 5485 Kietzke Lane, Reno, NV 89511.

(ii)	The address of HAAF is 5485 Kietzke Lane, Reno, NV 89511.

(iii)	The address of Moka is 5485 Kietzke Lane, Reno, NV 89511.

(iv)	The address of David C. Hardie is 5485 Kietzke Lane, Reno, NV 89511.

(v)	The address of Kevin Leary is 5485 Kietzke Lane, Reno, NV 89511.

(vi)	The address of Bijel Doshi is 5485 Kietzke Lane, Reno, NV 89511.

c.	None of the Reporting Persons, within the last five years, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

d.	None of the Reporting Persons, during the last five years, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which as a result of such proceeding, were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the 545,737 Shares beneficially owned by HAAF were derived from the general working capital of HAAF. The funds for the purchase of the 463,259 Shares beneficially owned by Moka were derived from the general working capital of Moka. The funds for the purchase of the 11,900 Shares over which David C. Hardie exercises sole voting and dispositive control were derived from the personal funds of David C. Hardie. The funds for the purchase of the 4,372 Shares over which Kevin Leary exercises sole voting and dispositive control were derived from the personal funds of Kevin Leary. The funds for the purchase of the 9,509 Shares over which Bijel Doshi exercises sole voting and dispositive control were derived from the personal funds of Bijel Doshi.

A total of $11,413,429, inclusive of broker fees, was paid to acquire the Shares reported herein.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer, through among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons have no present plan or proposals that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. The Reporting Persons have previously engaged in discussions with management and other stockholders, and expect they will continue to engage in such discussions, including with the board of directors and other relevant parties, concerning the business, operations, board composition, management, strategy and future plans of the Issuer. Depending on various factors including, without limitation, the results of the Issuer’s financial position and business strategy, price levels of the Shares, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional shares or selling some or all of their Shares, engaging in any hedging or similar transactions with respect to the Shares, seeking board representation, engaging in discussions with management, the board of directors, other stockholders and other relevant parties concerning the business, operations, board composition, management, strategy and future performance of the Issuer or taking other action to effect changes in the board composition, ownership structure or operations of the Issuer, encouraging the Issuer to pursue one or more strategic transactions and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D. The Reporting Persons remain open and available to consider various transactions and strategies that could potentially unlock stockholder value.

Item 5.	Interest in Securities of the Issuer.

(a)

(i)	HIA beneficially owns 1,008,996 Shares, or 7.5% of the Shares.

(ii)	The amount of Shares considered to be beneficially owned by HIA by reason of its voting and dispositive powers with respect to HAAF’s investments is 545,737 Shares, or 4.1% of the Shares.

(iii)	The amount of Shares considered to be beneficially owned by HIA by reason of its voting and dispositive powers with respect to Moka’s investments is 463,259 Shares, or 3.4% of the Shares.

(iv)	David C. Hardie beneficially owns 11,900 Shares and, as a Managing Director of HIA, may be deemed to beneficially own an additional 1,008,996 Shares, for a total of 7.6% of the Shares.

(v)	Kevin Leary beneficially owns 4,372 Shares and, as a Managing Director of HIA, may be deemed to beneficially own an additional 1,008,996 Shares, for a total of 7.5% of the Shares.

(vi)	Bijel Doshi beneficially owns 9,509 Shares and, as a Managing Director of HIA, may be deemed to beneficially own an additional 1,008,996 Shares, for a total of 7.6% of the Shares.

(b)	The following table sets forth the number of Shares as to which the Reporting Persons have (i) the sole power to vote or direct the voting of the Shares, (ii) the sole power to dispose or to direct the disposition of the Shares or (iii) shared power to vote or direct the vote or dispose or direct disposition of the Shares:

Reporting Person	Sole Voting Power	Sole Power of Disposition	Shared Voting and Power of Disposition
Hallador Investment Advisors, Inc.	1,008,996	1,008,996	0
Hallador Alternative Assets Fund LLC	0	0	545,737
The Moka Fund LP	0	0	463,259
David C. Hardie	11,900	11,900	1,008,996
Kevin Leary	4,372	4,372	1,008,996
Bijel Doshi	9,509	9,509	1,008,996

(c)

Reporting Person	Date	Number of Shares	Price per Share	Where and How the Transaction Was Effected
HAAF	July 11, 2022	6,000	$9.16	Open Market
HAAF	July 12, 2022	16,000	$9.03	Open Market
HAAF	July 13, 2022	8,000	$9.20	Open Market
Moka	July 22, 2022	15,045	$7.81	Open Market
HAAF	July 22, 2022	15,045	$7.81	Open Market
Moka	July 25, 2022	700	$7.97	Open Market
Moka	July 26, 2022	11,874	$7.74	Open Market
HAAF	July 26, 2022	11,873	$7.74	Open Market
Moka	July 27, 2022	8,196	$7.90	Open Market
HAAF	July 27, 2022	8,195	$7.90	Open Market
Moka	July 29, 2022	19,813	$7.91	Open Market
Moka	July 29, 2022	18,000	$7.91	Open Market
HAAF	July 29, 2022	19,813	$7.91	Open Market
Moka	August 8, 2022	1,000	$7.78	Open Market
Moka	August 9, 2022	6,500	$7.91	Open Market
HAAF	August 9, 2022	6,500	$7.91	Open Market
Moka	August 10, 2022	2,500	$8.58	Open Market
HAAF	August 10, 2022	2,500	$8.58	Open Market
Moka	August 12, 2022	1,015	$9.09	Open Market
Moka	August 12, 2022	2,000	$9.02	Open Market
HAAF	August 12, 2022	1,014	$9.09	Open Market
Moka	August 15, 2022	602	$8.70	Open Market
HAAF	August 15, 2022	603	$8.70	Open Market
Moka	August 17, 2022	3,775	$8.82	Open Market
Moka	August 17, 2022	1,056	$8.79	Open Market
HAAF	August 17, 2022	3,776	$8.82	Open Market
Moka	August 18, 2022	2,419	$8.81	Open Market
HAAF	August 18, 2022	2,419	$8.81	Open Market
Moka	August 19, 2022	6,664	$8.61	Open Market
HAAF	August 19, 2022	6,664	$8.61	Open Market
Moka	August 22, 2022	2,500	$8.43	Open Market
Moka	August 22, 2022	3,895	$8.43	Open Market
HAAF	August 22, 2022	2,500	$8.43	Open Market
Moka	August 23, 2022	2,500	$8.44	Open Market
Moka	August 23, 2022	4,500	$8.44	Open Market
HAAF	August 23, 2022	2,500	$8.44	Open Market
Moka	August 24, 2022	1,167	$8.24	Open Market
Moka	August 24, 2022	1,605	$8.33	Open Market
HAAF	August 24, 2022	1,167	$8.24	Open Market
Moka	August 26, 2022	4,045	$7.93	Open Market
Moka	August 26, 2022	8,089	$7.93	Open Market
HAAF	August 26, 2022	4,044	$7.93	Open Market
Moka	August 30, 2022	25,157	$9.14	Open Market
HAAF	August 30, 2022	25,156	$9.14	Open Market
Moka	September 9, 2022	14,711	$8.24	Open Market
Moka	September 9, 2022	14,710	$8.24	Open Market
HAAF	September 9, 2022	14,710	$8.24	Open Market
Moka	September 12, 2022	14,851	$9.02	Open Market
Moka	September 12, 2022	9,400	$9.02	Open Market
HAAF	September 12, 2022	14,852	$9.02	Open Market
Moka	September 13, 2022	25,000	$9.27	Open Market
HAAF	September 13, 2022	31,616	$9.27	Open Market
HAAF	September 14, 2022	57,500	$9.26	Open Market
HAAF	September 15, 2022	56,337	$9.40	Open Market
HAAF	September 16, 2022	78,952	$9.38	Open Market
Kevin Leary	September 16, 2022	3,772	$9.28	Open Market
Bijel Doshi	September 16, 2022	2,530	$9.13	Open Market
Bijel Doshi	September 16, 2022	3,623	$9.15	Open Market
HAAF	September 19, 2022	41,000	$9.70	Open Market

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.	Materials to be Filed as Exhibits.

Exhibit A — Joint Filing Statement

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 19, 2022	Hallador Investment Advisors, Inc.

/s/ David C. Hardie
	By:	David C. Hardie
	Its:	Chairman

Dated: September 19, 2022	Hallador Alternative Assets Fund LLC

/s/ David C. Hardie
	By:	David C. Hardie
	Its:	Managing Member

Dated: September 19, 2022	The Moka Fund LP

	By:	Hallador Investment Advisors, Inc.,
its General Partner

/s/ David C. Hardie
	By:	David C. Hardie
	Its:	Chairman

Dated: September 19, 2022	David C. Hardie
/s/ David C. Hardie
	By:	David C. Hardie

Dated: September 19, 2022	Kevin Leary
/s/ Kevin Leary
	By:	Kevin Leary

Dated: September 19, 2022	Bijel Doshi
/s/ Bijel Doshi
	By:	Bijel Doshi

Schedule A

MANAGING DIRECTORS AND EXECUTIVE OFFICERS OF HIA

Name and Position	Business Office Address	Present Principal Occupation

David C. Hardie Chairman and Managing Director	5485 Kietzke Lane Reno, NV 89511	David C. Hardie currently serves as the Chairman and a Managing Director of HIA.

Kevin Leary Chief Executive Officer and Managing Director	5485 Kietzke Lane Reno, NV 89511	Kevin Leary currently serves as the Chief Executive Officer and a Managing Director of HIA.

Bijel Doshi Portfolio Manager and Managing Director	5485 Kietzke Lane Reno, NV 89511	Bijel Doshi currently serves as the Portfolio Manager and a Managing Director of HIA.

Exhibit A

JOINT ACQUISITION STATEMENT
PURSUANT TO RULE 13d-1(k)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: September 19, 2022	Hallador Investment Advisors, Inc.

/s/ David C. Hardie
	By:	David C. Hardie
	Its:	Chairman

Dated: September 19, 2022	Hallador Alternative Assets Fund LLC

/s/ David C. Hardie
	By:	David C. Hardie
	Its:	Managing Member

Dated: September 19, 2022	The Moka Fund LP

	By:	Hallador Investment Advisors, Inc.,
its General Partner

/s/ David C. Hardie
	By:	David C. Hardie
	Its:	Chairman

Dated: September 19, 2022	David C. Hardie
/s/ David C. Hardie
	By:	David C. Hardie

Dated: September 19, 2022	Kevin Leary
/s/ Kevin Leary
	By:	Kevin Leary

Dated: September 19, 2022	Bijel Doshi
/s/ Bijel Doshi
	By:	Bijel Doshi